Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel (312) 782-0600

Main Fax (312) 701-7711

www.mayerbrown.com

May 21, 2010

Via U.S. Mail and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams
Amanda Ravitz

Re:	WFN Credit Company, LLC
Registration Statement on Form S-3
Filed April 22, 2010
File No. 333-166240

On behalf of WFN Credit Company, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated May 12, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on April 22, 2010, as well as two clean copies of Amendment No. 1 and the related Exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

May 21, 2010

Prospectus Supplement

Composition of the Trust Portfolio, page 51

1.	We note here and on page 81 that your credit enhancement may be established in the form of “credit swaps,” “bankruptcy options,” “a derivative agreement,” or “cross-support features.” Please provide us with your legal analysis of how your offering meets the definition of asset-backed security in light of these agreements.

Response

The base prospectus has been revised on pages 46, 61, 74 and 76 to delete the references to “credit swaps,” “bankruptcy options” and “cross support features” and to clarify that any derivative agreements will be limited to interest rate or currency agreements. The reference to “cross support features” had been intended to describe the ability to use collections allocated to a subordinated class of securities to make payments on another class of securities as described under “Credit Enhancement—Subordination” on pages 75 and 76. Because this subordination feature is otherwise described as a potential form of credit enhancement, the broader reference to “cross support features” is not needed and was deleted.

2.	Additionally, please confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool.

Response

We confirm that we will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool.

Static Pool Data, Annex II

3.	Please revise to tailor the method of presentation to reflect the starting points under Item 1105(b) of Regulation AB or explain why the starting points would not be applicable to your master trust structure.

Mayer Brown LLP

May 21, 2010

Response

As the Staff knows, for a revolving master trust, the starting points under Item 1105(b) are “to the extent material, data regarding delinquencies, cumulative losses, prepayments, yield and standardized credit scores or other applicable measure of obligor credit quality in separate increments based on the date of origination of the pool assets.” The form of prospectus supplement contemplates the presentation of static pool data regarding delinquencies, losses, payment rate and yield in 12-month increments, but does not provide for static pool data regarding prepayments and standardized credit scores (or other applicable measure of obligor credit quality).

Credit card receivables do not amortize in accordance with a fixed payment schedule, so “prepayments” are not applicable to this asset class. However, the rate at which principal payments are made is disclosed in the static pool data regarding payment rate.

World Financial Network National Bank does not purchase, or extend credit on the basis of, FICO data and there are not standardized credit scores available for the entire portfolio. For the purpose of providing information regarding obligor credit quality, which is one category of data referenced in Item 1111(b), we disclose the current composition of the trust portfolio based on the probability of an account becoming 90 or more days past due or charged-off within the next twelve months, as determined in accordance with the sponsor’s proprietary model. We believe that providing the probability of an account becoming delinquent or charged-off on a historic basis would not be material because investors can evaluate the actual (rather than probable) performance of the accounts based on year of origination by reviewing the static pool data regarding delinquencies, payment rate, charge-offs and yield. For example, the probability of a group of accounts becoming charged off within the next 12 months as determined at a point in time during 2006, 2007 or 2008 would not be material given the availability of actual performance data for those accounts during 2007, 2008, 2009 and the beginning of 2010. In addition, we believe the most useful and material information with respect to credit obligor quality is the most recently determined information. For example, we think an investor would obtain more relevant and accurate information by reviewing the composition of the pool based on the most recently determined obligor credit quality data, as opposed to historic data, which does not take into account actual cardholder performance and subsequent changes to the proprietary scoring model. We believe disclosure practices in the credit card ABS market are consistent with the views expressed in this response.

Mayer Brown LLP

May 21, 2010

Base Prospectus

Paired Series, page 67

4.	It appears that you contemplate utilizing proceeds from the issuance of a series of notes to retire existing series of notes. It appears your structure may not meet the limited exceptions to the discrete pool requirement under 1101(c)(1) of Regulation AB. Refer to Item 1101(c)(3) of Regulation AB. Please provide an analysis to explain how this structure would meet the definition of an asset-backed security under Regulation AB.

Response

In the case of a prefunded paired series, the proceeds from the issuance of a new series of notes will be deposited to a prefunding account for the benefit of the new series. The proceeds of the new series will not be used to retire an existing series of notes. Rather, collections on the credit card receivables will be used to make payments on the existing series of notes. As collections on the credit card receivables are applied to make principal payments on the existing series of notes or deposited into a principal accumulation account for this purpose, a corresponding amount of funds are released from the prefunding account to the depositor and the collateral amount of the new series (i.e. the amount of receivables supporting such series) is increased. With respect to the prefunded series, as required by Item 1101(c)(3)(ii) of Regulation AB, the prefunding period will not extend for more than one year from the date of issuance of the securities and the portion of the proceeds deposited to the prefunding account will not exceed 50% of the aggregate principal balance of the total asset pool whose cash flows support the securities, as described under “The Trust Portfolio—Funding Period” on pages 53 and 54 in the base prospectus.

* * * * *

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Julie A. Gillespie at (312) 701-7132. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Julie A. Gillespie

Julie A. Gillespie

cc:	Hugh Hayden